Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

(Unaudited)

	As of December 31,	As of June 30,
	2023	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,479,010	$4,483,308
Accounts receivable from third-party customers, net	2,101,516	1,492,762
Accounts receivable from related parties	1,118,431	1,272,384
Inventories, net	3,087,595	2,679,275
Due from related parties	94,281	87,430
Prepayments and other current assets	4,925,636	3,748,955
Advances to supplier- related party	115,863	239,729
Total current assets	13,922,332	14,003,843

NON-CURRENT ASSETS
Property, plant and equipment, net	61,743,326	61,686,849
Operating lease right-of-use lease assets	17,303,060	17,537,096
Intangible assets, net	1,853,039	1,845,006
Long-term investments in equity investees	1,548,800	1,516,900
Deferred tax assets	1,586,428	1,281,634
Total non-current assets	84,034,653	83,867,485
TOTAL ASSETS	$97,956,985	$97,871,328

LIABILITIES
CURRENT LIABILITIES
Short-term bank loans	$705,200	$887,000
Current portion of long-term bank loans	625,274	2,959,918
Accounts payable	1,347,606	895,694
Accounts payable – related parties	-	-
Due to related parties	99,281	85,843
Advances from customers	231,029	121,687
Taxes payable	1,198,575	1,015,444
Accrued expenses and other current liabilities	1,024,780	1,026,218
Operating lease liabilities, current	2,364,014	2,326,162
Total current liabilities	7,595,759	9,317,966

NON-CURRENT LIABILITIES
Long term bank loans	3,855,168	1,595,549
Operating lease liabilities, non-current	11,038,675	10,612,508
Total non-current liabilities	14,893,843	12,208,057
TOTAL LIABILITIES	22,489,602	21,526,023

Commitments and Contingencies (Note 6)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 1,557,566 and 1,552,762 issued and outstanding as of December 31, 2023 and June 30, 2023, respectively	86,369,647	85,716,578
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of both December 31, 2023 and June 30, 2023	18,138	18,138
Statutory reserve	291,443	291,443
Retained earnings	(2,532,613)	664,004
Accumulated other comprehensive loss	(8,679,275)	(10,345,832)
Equity attributable to owners of the Company	75,467,340	76,344,331

Non-controlling interest	43	974
Total equity	75,467,383	76,345,305

TOTAL LIABILITIES AND EQUITY	$97,956,985	$97,871,328

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-1

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For The Six Months Ended December 31,
	2023	2022

Revenues–third party customers	$6,573,379	$9,388,291
Revenues – related parties	101,308	1,010,316
Total Revenues	6,674,687	10,398,607

Cost of revenues – third party customers	(5,280,923)	(7,012,038)
Cost of revenues – related parties	(82,835)	(671,876)
Total Cost of revenues	(5,363,758)	(7,683,914)
Gross Profit	1,310,929	2,714,693

Operating expenses:
Selling expenses	529,021	1,501,469
General and administrative expenses	3,873,442	4,192,810
Research and development expenses	485,849	554,393
Total operating expenses	4,888,312	6,248,672

Loss from operations	(3,577,383)	(3,533,979)

Other income (expense):
Interest expense, net	(113,690)	(100,255)
Foreign exchange transaction gain	32,469	76,962
Other income, net	80,891	64,719
Rental income from related parties, net	148,406	165,656
Total other income, net	148,076	207,082

Loss before income taxes	(3,429,307)	(3,326,897)
Income taxes benefit	(231,756)	(315,036)
Net loss	(3,197,551)	(3,011,861)
Less: net loss attributable to non-controlling interest	(934)	(57,103)
Net loss attributable to Dogness (International) Corporation	(3,196,617)	(2,954,758)

Other comprehensive loss
Foreign currency translation	1,666,560	(2,326,099)
Comprehensive loss	(1,530,991)	(5,337,960)
Less: comprehensive loss attributable to non-controlling interest	(931)	(66,346)
Comprehensive loss attributable to Dogness (International) Corporation	$(1,530,060)	$(5,271,614)

Loss Per share
Basic	$(0.30)	$(0.28)
Diluted	$(0.30)	$(0.28)

Weighted Average Shares Outstanding
Basic	10,622,663	10,580,323
Diluted	10,622,663	10,580,323

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(Unaudited)

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2022	1,510,262	$84,157,276	9,069,000	$18,138	$291,443	$7,864,267	$(4,152,577)	$297,429	$88,475,976
Net loss for the period	-	-	-		-	(2,954,758)	-	(57,103)	(3,011,861)
Issuance shares for services	42,500	334,500	-	-	-	-	-	-	334,500
Foreign currency translation loss	-	-	-	-	-	-	(2,316,856)	(9,243)	(2,326,099)
Balance at December 31, 2022	1,552,762	$84,491,776	9,069,000	$18,138	$291,443	$4,909,509	$(6,469,433)	$231,083	$83,472,516

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2023	1,552,762	$85,716,578	9,069,000	$18,138	$291,443	$664,004	$(10,345,832)	$974	$76,345,305
Reverse split shares	(196)	(810)	-	-	-	-	-	-	(810)
Exercise of warrants	5,000	15,101	-	-	-	-	-	-	15,101
Options granted for services	-	156,970	-	-	-	-	-	-	156,970
Issuance shares for services	-	242,500	-		-	-	-	-	242,500
Warrants modification	-	239,308	-	-	-			-	239,308
Net loss for the period	-	-	-	-	-	(3,196,617)	-	(934)	(3,197,551)
Foreign currency translation loss	-	-	-	-	-	-	1,666,557	3	1,666,560
Balance at December 31, 2023	1,557,566	$86,369,647	9,069,000	$18,138	$291,443	$(2,532,613)	$(8,679,275)	$43	$75,467,383

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For The Six Months Ended December 31,
	2023	2022

Cash flows from operating activities:
Net loss	$(3,197,551)	$(3,011,861)
Adjustments to reconcile loss income to net cash provided by operating activities:
Depreciation and amortization	1,414,937	1,553,520
Share-based compensation for services	399,470	18,583
Gain from disposal of property, plant and equipment	(9,845)	-
Change in bad debt allowance	111,105	-
Deferred tax benefit	(275,121)	(336,131)
Accrued interest income	-	(97,622)
Amortization of right-of-use lease assets	591,705	408,602
Warrants modification	239,308	-
Changes in operating assets and liabilities:
Accounts receivable	(682,445)	(37,436)
Accounts receivable-related parties	177,374	(445,099)
Inventories	(359,976)	(630,430)
Prepayments and other current assets	(1,080,158)	(589,816)
Advances to supplier-related party	126,527	(102,305)
Accounts payables	425,101	291,728
Accounts payables-related party	-	(370,662)
Accrued expenses and other current liabilities	16,516	(156,628)
Advance from customers	104,887	182,887
Operating lease liabilities	188,379	(1,320,452)
Taxes payable	159,612	220,999
Net cash used in operating activities	(1,650,175)	(4,422,123)

Cash flows from investing activities:
Purchase of property, plant and equipment	(294,828)	(1,084,008)
Proceeds from disposition of property, plant and equipment	56,000	-
Proceeds upon maturity of short-term investments	-	(10,374,920)
Net cash used in investing activities	(238,828)	(11,458,928)

Cash flows from financing activities:
Net proceeds from exercise of warrants	15,101	-
Reverse split shares	(810)
Proceeds from short-term bank loans	691,000	400,000
Repayment of short-term bank loans	(885,800)	(50,000)
Proceeds from long-term bank loans	2,625,800	-
Repayment of long-term bank loans	(2,793,472)	(447,438)
Proceeds from related-party loans	6,498	585,157
Net cash (used in) provided by financing activities	(341,683)	487,719

Effect of exchange rate changes on cash and restricted cash	226,388	(489,499)
Net decrease in cash and cash equivalents	(2,004,298)	(15,882,831)
Cash and cash equivalents, beginning of period	4,483,308	16,605,872
Cash and cash equivalents, end of period	$2,479,010	$723,041

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$154,884	$208,134

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$-	$14,939,726
Reduction of construction-in-progress through accounts payable and other payable	$(40,251)	$-
Prepaid share-based compensation for services	$(223,000)	$315,917

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended June 30, 2023 as filed with the SEC on October 12, 2023.

F-5

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s unaudited consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

Non-controlling interests

As of December 31, 2023, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the unaudited consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

F-6

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $276,376 and $160,026 as of December 31, 2023 and June 30, 2023.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Prepayments and other assets

Prepayments and other assets primarily consist of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future, prepaid service fee, security deposits. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 - inputs to the valuation methodology are unobservable.

F-7

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

Rental income

Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

Revenue Recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2023 and 2022, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

F-8

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2023 and June 30, 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2023 and 2022 are disclosed in Note 11 of this unaudited consolidated financial statements.

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023, the years from fiscal 2021 to fiscal 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

F-9

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed.

Since significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Dogness Culture are determined using RMB, the local currency, as the functional currency. while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net income (loss) for the year.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss).

F-10

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in creating the unaudited consolidated financial statements:

	Six months ended December 31, 2023	Six months ended December 31, 2022	June 30, 2023
Period End spot rate	US$1=7.0999RMB	US$1=6.8972RMB	US$1=7.2513RMB
Average rate	US$1=7.2347RMB	US$1=6.9789RMB	US$1=6.9536RMB

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed upon by the parties.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

F-11

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2023	As of June 30, 2023

Accounts receivable from third-party customers	$2,377,892	$1,652,788
Less: allowance for credit losses	(276,376)	(160,026)
Total accounts receivable from third-party customers, net	2,101,516	1,492,762
Add: accounts receivable - related parties	1,118,431	1,272,384
Total accounts receivable, net	$3,219,947	$2,765,146

Allowance for credit losses amounted to $276,376 and $160,026 as of December 31, 2023 and June 30, 2023, respectively.

Approximately $1.7 million (RMB12.2 million) or 72% of the accounts receivable balance as of December 31, 2023 from third-party customers has been collected as of March 25, 2024.

The Company sold certain intelligent pet products to related parties Dogness Technology and Dogness Network. The outstanding accounts receivable from these related parties amounted to $1,118,431 as of December 31, 2023, of which $14,823 has been collected as of the date of this report (See Note 7).

Allowance for credit losses movement is as follows:

	As of December 31, 2023	As of June 30, 2023

Beginning balance	$160,026	$6,872
Provision	111,105	160,254
Foreign currency translation adjustments	5,245	(7,100)
Ending balance	$276,376	$160,026

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2023	June 30, 2023

Raw materials	$70,125	$67,827
Work in process	412,871	265,386
Finished goods	2,989,213	2,727,827
	3,472,209	3,061,040
Less: inventory allowance	(384,614)	(381,765)
Inventory, net	$3,087,595	$2,679,275

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Inventory allowance movement is as follows:

	As of December 31, 2023	As of June 30, 2023

Beginning balance	$381,765	$146,684
Provision	-	246,281
Foreign currency translation adjustments	2,849	(11,200)
Ending balance	$384,614	$381,765

F-12

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 5 – BANK LOANS

	As of	As of
	December 31, 2023	June 30, 2023

Cathay Bank	$1,200	$887,000
Dongguan Rural Commercial Bank	5,184,442	4,555,467
Total	5,185,642	5,442,467
Less: current portion of short-term loans	(705,200)	(887,000)
Less: current portion of long-term loans	(625,274)	(2,959,918)
Long-term loans	$3,855,168	$1,595,549

(1)

On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of December 31, 2023, the outstanding balance was $1200. The Company has extended the repayment date to February 2024 from the original due date of February 2022. This loan was fully repaid in February, 2024, subsequently.

(2)	On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $7.0 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have tenure varying between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $1.8 million and buildings of approximately $4.8 million from Meijia as collateral to secure total loans of $4.2 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of $2.9 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of December 31, 2023, the outstanding balance was $5,184,442. The Company further repaid $216,736 (RMB1,571,686) subsequent to the period end.

Interest expenses for the above-mentioned loans amounted to $154,884 and $208,134 for the six months ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Company’s short-term and long-term loans totaled approximately $6.2 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending December 31,	Repayment
2024	$1,330,474
2025	915,634
2026	2,277,208
2027	430,053
2028	232,273
Total	$5,185,642

F-13

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Capital Investment Obligation

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($8.4 million). As of June 30, 2023, RMB44.6 million ($6.3 million) capital contribution has been made. During six months ended December 31, 2023, the Company didn’t make additional capital contribution in Meijia.

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB15.4 million ($2.2 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. in prior years. The future minimum capital expenditure commitment on these projects was $246,177 as of December 31, 2023.

NOTE 7 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1) Due from related parties

Due from related parties consist of mainly rent receivables from the following:

	As of	As of
	December 31, 2023	June 30, 2023

Linsun	$94,281	$87,430
Total	$94,281	$87,430

F-14

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

(2) Due to related parties

Due to related parties consist of the following:

	As of	As of
	December 31, 2023	June 30, 2023

Mr. Silong Chen	$93,649	$80,327
Dogness Technology	5,632	5,516
Total	$99,281	$85,843

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s long-term bank loans. (See Note 5).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the six months ended December 31,
Name	2023	2022

Dogness Technology	$48,555	$96,947
Dogness Network	52,753	913,369
Total	$101,308	$1,010,316

Cost of revenue associated with the sales to these two related parties amounted to $82,835 and $671,876 for the six months ended December 31, 2023 and 2022, respectively.

(5) Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of	As of
	December 31, 2023	June 30, 2023

Dogness Network	$976,837	$1,133,092
Dogness Technology	141,594	139,292
Total	$1,118,431	$1,272,384

As of December 31, 2023, total accounts receivable from related parties amounted to $1,118,431, of which $14,823 has been collected as of March 25, 2024.

F-15

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of	As of
	December 31, 2023	June 30, 2023

Advance to supplier - related party:
Linsun	$115,863	$239,729
Total	$115,863	$239,729

(7) Purchase from related parties

During the six months ended December 31, 2023 and 2022, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $224,001 and $366,660 in six months ended December 31, 2023 and 2022, respectively.

(8) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $220,000   and is subject to 15% increase every three years. For the six months ended December 31, 2023 and 2022, the Company recorded rent income of $225,192 and $226,494, respectively, as other income through leasing the manufacturing facilities to Linsun.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $33000 and is subject to 15% increase every three years. This lease agreement was terminated in October, 2022. For the six months ended December 31, 2023 and 2022, the Company recorded rent income of $nil and $27,025, respectively, as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,700. For the year ended December 31, 2023 and 2022, the Company recorded rent income of $762 and $790 as other income through leasing the manufacturing facilities to Dogness Technology.

NOTE 8 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each.

F-16

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 8 – EQUITY (continued)

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of one-for-twenty and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value.

Equity Financing

All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the reverse stock split.

January 2021 equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 172,757 Class A common shares in a registered offering at the price of $43.0 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares.

July 2021 equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 108,906 Class A common shares in a registered offering at the price of $36.4 per common share. After payment of expenses, the Company received approximately $3.5 million in net proceeds from the sale of the common shares.

February 2022 equity financing

On February 24, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 98,313 Class A common shares in a registered offering at the price of $57.6 per common share. After payment of expenses, the Company received approximately $4.7 million in net proceeds from the sale of the common shares.

June 2022 equity financing

On June 3, 2022, the Company closed a securities purchase agreement with certain institutional investors for the sale of 181,818 Class A common shares in a registered offering at the price of $66.0 per common share. After payment of expenses, the Company received approximately $10.9 million in net proceeds from the sale of the common shares.

Common Shares Issued for Service

On December 15, 2022, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from December 15, 2022. As the consideration for the service, Real Miracle is entitled to receive 15,000 of the Company’s Class A common shares within ten days upon signing the agreement. On December 19, 2022, these shares were issued to Real Miracle. These shares were measured at $334,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 25,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

F-17

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 12 – EQUITY (continued)

On January 26, 2023, the Board adopted resolutions to grant 7,500 Class A common shares to Dr. Yunhao Chen, the Chief Financial Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 2,500 Class A common shares to Dr. Yunhao Chen as the first tranche of the salary shares. These shares were measured at $145,500 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period. The unissued shares were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023.

As of December 31, 2023, the Company had an aggregate of 10,626,566 common shares outstanding, consisting of 1,557,566 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2023, the Company had an aggregate of 10,621,762 common shares outstanding, consisting of 1,552,762 Class A and 9,069,000 Class B common shares; respectively.

Warrants

In connection of January 2021 equity financing, warrants carry a term of thirty (30) months after the issuance date to purchase an aggregate of 86,378 common shares for $54.0 per share were issued to the investors and warrants carrying a term of thirty (30) months commencing six months after the issuance date to purchase an aggregate of 13,821 common shares for $54.0 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. 86,378 warrants to the investors were exercised during year ended June 30, 2022. The warrants to the placement agent were expired on July 15, 2023.

In connection of July 2021 equity financing, the Company also issued warrants to purchase 8,712 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. No warrants were exercised during year ended June 30, 2023.

In connection of June 2022 equity financing, the Company also issued warrants to purchase 109,091 common shares to the investors at $84.0 per share with expiration date on June 3, 2024. Due to share consolidation of the Company on November 7, 2023, according to the dilution clause of the securities purchase agreement, the exercise price of such warrants was reduced from $84.0 per share to $3.02. The Company recorded modification expense of $239,308. During six months ended December 31, 2023, 5,000 warrants were exercised, 76,819 warrants were exercised subsequently.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of December 31, 2023, 35,985 warrants in connection with equity financings as mentioned above were outstanding, with weighted average exercise price of $11.1 and weighted average remaining life of 1.21 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. No statutory reserves was allocated during the six months ended December 31, 2023 and 2022 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws both totaled was $291,443 as of December 31, 2023 and June 30, 2023, respectively.

F-18

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 9 –LOSS PER SHARE

For the six months ended December 31, 2023 and 2022, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per share:

	For the six months ended December 31,
	2023	2022

Loss attributable to the Company	$(3,196,617)	$(2,954,758)
Weighted average number of common shares outstanding – Basic	10,622,663	10,580,323
Dilutive securities -unexercised warrants and options	-	-
Weighted average number of common shares outstanding – diluted	10,622,663	10,580,323

Loss per share – Basic	$(0.30)	$(0.28)
Loss per share – Diluted	$(0.30)	$(0.28)

NOTE 10 – OPTIONS

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 75,000 to Mr. Silong Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Mr. Silong Chen was $941,813. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17% based upon the PRC’s Company’s bank lending rate; expected term of 5 years; exercise price of the options of $1.00; volatility of 128.8% based upon the Company’s historical stock price; and expected future dividends of $Nil. These options expire on January 26, 2028.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 7,500 to Dr. Yunhao Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Dr. Yunhao Chen was $94,181. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17%; expected term of 10 years; exercise price of the options of $20.0; volatility of 128.8%; and expected future dividends of $Nil. 2,500 options vested on January 26, 2023, and the unvested options were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023. There is no unrecognized compensation associated with these options.

The Company recorded $399,470 and $Nil share-based compensation expense for the six months ended December 31, 2023 and 2022, respectively.

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding June 30, 2022	11,000	$30.0	-
Exercisable, June 30, 2022	11,000	$30.0	-
Granted	82,500	$20.0	-
Exercised	-	$-	-
Outstanding June 30, 2023	93,500	$20.0	5.03
Exercisable, June 30, 2023	25,000	$20.0	5.03
Granted	-
Forfeited	(18,500)	$-	-
Exercised	-	$-	-
Outstanding December 31, 2023	86,000	$20.0	4.07
Exercisable, December 31, 2023	25,000	$20.0	4.07

F-19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 11 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services

The summary of total revenues by product and service categories consisted of the following

	For the six months ended December 31,
	2023	2022

Product sales:
Traditional pet products	$3,601,676	$4,720,547
Intelligent pet products	2,234,220	4,909,115
Climbing hooks and others	761,742	722,312
Total revenue from product sales	6,597,638	10,351,974

Services:
Dyeing services	77,049	-
Other services	-	46,633
Total revenue from services	77,049	46,633
Total revenue	$6,674,687	$10,398,607

Revenue by geographic area

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended December 31,
	2023	2022

Geographic location
Sales in China domestic markets	$2,134,640	$3,549,045
Sales to international markets	4,540,047	6,849,562
Total	$6,674,687	$10,398,607

F-20

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 12 – CONCENTRATIONS AND CREDIT RISK

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

As of December 31, 2023, and June 30, 2023, $18,520 and $271,636 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland PRC There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank

As of December 31, 2023, three customers aggregately accounted for 61.0% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 27.9%, and two third party customer accounted for 23.0% and 10.1% of the Company’s total accounts receivable, respectively. As of June 30, 2023, two customers aggregately accounted for 54.6% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 38.7%, and one third party customer accounted for 15.9% of the Company’s total accounts receivable, respectively.

As of December 31, 2023, one third party supplier accounted for 30.0% of the Company’s total account payable. As of June 30, 2023, two third party suppliers accounted for 13.7 and 11.2% of the Company’s total account payable.

For the six months ended December 31, 2023 and 2022, export sales accounted for 68.0% and 65.9% of the Company’s total revenue, respectively. For the six months ended December 31, 2023, four customers accounted for 19.9%, 16.3% ,6.1% and 5.0% of the Company’s total revenue, respectively. For the six months ended December 31, 2022, three customers accounted for 15.3%, 9.9% and 8.8% of the Company’s total revenue, respectively.

For the six months ended December 31, 2023, one third party supplier accounted for 55.3% of the Company’s total raw materials purchases. For the six months ended December 31, 2022, two third party suppliers accounted for 21.0% and 12.4% of the Company’s total raw materials purchases.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 12, 2024, the date these consolidated financial statements were available for issuance.

F-21